MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza

No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

VIA EDGAR

October 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Hugh West Eranga Dias Evan Ewing

Re:	MaxsMaking Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 22, 2024
CIK No. 0002008007

Ladies and Gentlemen:

MaxsMaking Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 13, 2024, regarding the Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on July 22, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised draft registration statement (the “Draft Registration Statement”) simultaneously with the submission of this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “[a]s of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024.” If true, please revise to clarify that you have received all requisite permissions and/or approvals from the CSRC.

Response:

In response to the Staff’s comment, we have revised the disclosures on the cover page of and throughout the Draft Registration Statement.

Capitalization, page 60

2.	In addition to your short-term debt, revise your debt presentation to also include your long-term debt. Please note, total capitalization should be the sum of shareholders’ equity and debt, ensure your computations are correct.

Response:

In response to the Staff’s comment, we have revised the disclosures on page 60 of the Draft Registration Statement.

Financial Statements, page F-1

3.	Please update the financial statements and related disclosures included in the registration statement in accordance with Item 8.A.5 of Form 20-F to include at least the six month period ended April 30, 2024

Response:

In response to the Staff’s comment, we have updated the financial statements and related disclosures to include the six month period ended April 30, 2024 in the Draft Registration Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Xiaozhong Lin
Name:	Xiaozhong Ling
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP